UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 27, 2014, Cimatron Ltd. (the "Registrant") issued a press release (the "Press Release") announcing and attaching its unaudited financial results for the quarter and twelve months ended December 31, 2013.  The Press Release is attached hereto as Exhibit 99.1.

The unaudited financial results of the Registrant for the quarter and twelve months ended December 31, 2013 (as attached to the Press Release, and excluding any related quotes from members of the Registrant's management), are hereby incorporated by reference in the Registrant's registration statements on Form F-3, File Numbers 333-161781 and 333-189764, filed with the Securities and Exchange Commission on September 8, 2009 and July 2, 2013, respectively, and in the Registrant’s Registration Statements on Form S-8, File Numbers 333-12458, 333-140809 and 333-190468, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: February 27, 2014

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release announcing results of operations of Cimatron Limited for the quarter and year ended December 31, 2013.